Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, June 2, 2025

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES G, H, I, J AND K PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES H AND J PREFERRED SHARES

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series G	0.185125	June 30, 2025	June 13, 2025
Series H	0.33645	June 27, 2025
Series I	0.207938	June 30, 2025
Series J	0.35452	June 27, 2025
Series K	0.315313	June 30, 2025

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the June 30, 2025 to September 29, 2025 dividend period for its floating rate preferred shares. The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series H	1.31169	5.20399	0.32792
Series J	1.38479	5.49399	0.34620

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946